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                            November 25, 2020

       Yandai Wang
       Chief Executive Officer
       SOS Ltd
       Room 8888, Jiudingfeng Building,
       888 Changbaishan Road,
       Qingdao Area, China (Shandong)
       Pilot Free Trade Zone
       People   s Republic of China

                                                        Re: SOS Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed November 17,
2020
                                                            File No. 333-250145

       Dear Mr. Wang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Julia
Griffith at 202-551-3267 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance